Exhibit 99.2

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF n° 02.558.158/0001-18

NIRE 2630001109-3

Publicly Held Corporation

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE: July 19, 2004, at 11:00 a.m., the members of the board of directors of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. (the “Company”), met in the City of São Paulo, State of São Paulo, at Alameda Santos, 1940, 15th floor. PARTICIPANTS: the board members Isaac Selim Sutton, Franco Bertone and Mario Cesar Pereira de Araujo. Also present the members of the Audit Committee of the Company Messrs. Antônio Audelino Correa Filho, Celso Clemente Giacometti, Josino de Almeida Fonseca and José Carlos de Brito. Also present the Chief Financial Officer and investor Relations Officer Mr. Walmir Kesseli. PANEL: Appointed Mr. Mario Cesar Pereira de Araujo as Chairman of the Meeting and Mr. Fabiano Gallo as Secretary. Verified the legal quorum and fulfilled the usual formalities, the meeting was installed and the agenda read aloud. DELIBERATIONS: After discussion of the items of the agenda, the members of the Board of Directors decided, by unanimous vote and without reservations, (1) to approve the Financial Statements of the Company of June 30, 2004, audited by Ernst & Young Auditores Independentes S.S., and that shall be kept on file at the Company’s headquarters, (2) to authorize the Officers to sign the final version of the agreement of merger of the Company by TELE CELULAR SUL PARTICIPAÇÕES S.A., on the terms of the draft which complements and adjusts the agreement of merger executed on May 31, 2004, and which reflects the results of the appraisal reports prepared by ACAL Consultoria e Auditoria S.S. (appraisals based on book value and book value adjusted to market of the Company and of TELE CELULAR SUL PARTICIPAÇÕES S.A.), said final version of agreement of merger to be filed at the Company’s headquarters. The exchange ratio for replacement of the shares of the Company by shares of TELE CELULAR SUL PARTICIPAÇÕES S.A. was approved without reservations, and the officers were authorized to perform all acts necessary to the perfection of the merger at hand, after the transaction has been approved by the Company’s Shareholders’ Meeting; (3) in view of the approval of item (2) of the agenda, and considering the provisions of § 4 of art. 157 of Lei nº 6.404/76 and of CVM Instruction no. 319/99, the members of the Board approved the text of the second Relevant Fact Notice relating to the merger of the Company into TELE CELULAR SUL PARTICIPAÇÕES S.A., a draft of which shall be filed at the Company’s headquarters. The text hereby approved complements the Relevant Fact Notice published by the Company on June 1, 2004; (4) to proceed with the merger transaction, the members of the Board approved the calling of a Special Shareholders’ Meeting of the Company to review the merger and to deliberate on other issues of interest to the Company, such Special Shareholders’ Meeting to be held, on first call on August 19, 2004, at 10:00 a.m., and, finally, (5) to approve the negotiations in connection with the Profits Participation Program (“PPR”), the Joint Employer Agreement of 2003/2004 and the Compensation of Working Hours Program carried out by the Officers of the Company with the following institutions: Union of Workers in Telecommunications Companies in Pernambuco (“Sindicato dos Trabalhadores das Empresas de Telecomunicações de Pernambuco — SINTTEL/PE”) and Interstate Federation of Workers in the Telecommunications Industry (“Federação Interestadual dos Trabalhadores em Telecomunicações – FITTEL”), all in accordance with the documents made available by the Officers of the Company, which were also approved. CLOSING AND DRAFTING OF MINUTES: Since there were no further issues to address, the meeting was closed and suspended for the time necessary to prepare these minutes, which, following the reopening of the meeting was read, approved and signed by the Board Members present.

São Paulo, July 19, 2004.

Mario Cesar Pereira de Araujo Chairman of the Board	Franco Bertone Board Member

Isaac Selim Sutton Board Member	Fabiano Gallo Secretary